1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2024
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: March 18, 2024	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited

Submission Period for 2024 Annual Shareholders’ Meeting

Pursuant to the Deposit Agreement for the Taiwan Semiconductor Manufacturing Company Ltd. (“the Company”) (NYSE: TSM) American Depositary Shares (ADSs), the Company hereby announce to ADSs holders that the submission period for the submission of proposed resolutions and nomination of candidates for directors (Note) for the Annual Shareholders’ Meeting will begin on April 2, 2024 and end on April 9, 2024 (“Submission Period”). All submissions must be submitted within this period. For all enquiries, please contact Citibank Shareholder Services at 1-877-CITI-ADR (2484-237).

Note: There are ten directors (including seven independent directors) to be elected at this year’s Annual Shareholders’ Meeting.